

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Charif Souki
Chief Executive Officer
Cheniere Energy Partners PL Holdings, LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re: Cheniere Energy Partners LP Holdings, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted August 6, 2013**
> **CIK No. 0001582966**

Dear Mr. Souki:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

4. Please tell us how you believe you qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012. Specifically, please tell us what consideration, if any, you gave to the guidance included in Question 53 of our Jumpstart Our Business Startups Act Frequently Asked questions, in light of the purpose and nature of this transaction and the apparent benefits conferred upon Cheniere Energy, Inc. In this regard, we note your disclosure on page 108 that "Cheniere Holdings was formed to hold the Cheniere Partners limited partner interests that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities," and that it "will provide Cheniere with a lower-cost source of capital funding." If you concluded that you are not an emerging growth company, please revise your filing accordingly and file it publicly.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

   - "Cheniere Partners expects that global demand for natural gas and LNG will increase significantly, as nations seek more abundant, reliable and environmentally cleaner fuel alternatives to oil and coal," page 125.

- "Global demand for LNG is forecast to increase by 49%, or 5.7 Tcf, by 2020 and reach a total of 456 mtpa, or 22.2 Tcf, by 2025," page 125.

7. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus.
For example, you refer to the International Energy Agency, on pages 7, 114, and 125 and The International Group of Liquefied Natural Gas Importers on page 7. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

8. To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the terms "take-or-pay," on pages 6 and 113 and "turnkey contracts" on page 114. Please provide context so a reader not familiar with your industry can understand your use of these terms.

9. We note your disclosure on page 20 that "[y]our LLC Agreement provides that [y]our activities generally will be limited to owning Cheniere Partners units, appointing directors and <u>activities related to the oversight of the operations</u> of Cheniere Partners." Please expand your disclosure in an appropriate section of your registration statement of your activities related to the oversight of operations of Cheniere Partners.

Prospectus Cover Page

10. You disclose the equity interests you intend to purchase from Cheniere immediately following the closing of this offering, which in part includes a non-economic voting interest in Cheniere GP Holding Company, LLC ("GP Holdco"). We also note various disclosure throughout the registration statement regarding said interest, which includes but is not limited to the following examples:

- You state on page 2 that Cheniere will retain the General Partner ("GP") interest in Cheniere Partners.

- You disclose a risk of your potential loss of control of GP Holdco when discussing risks related to potentially being deemed an investment company on pages 11, 27, 111 and 134.

- You disclose on page 54 that Cheniere controls Cheniere Partners' GP.

Please explain to us in plain English and revise to consistently disclose throughout the registration statement the extent to which your non-economic voting interest in GP

Holdco gives you control over GP Holdco and Cheniere Partners. Please be detailed in explaining what rights such interest affords Cheniere Holdings. We may have further comment.

Prospectus Summary

Overview

Cheniere Holdings, page 1

11. Throughout the registration statement you state your non-economic voting interest in GP Holdco enables you to indirectly appoint four members to the board of Cheniere Partners, such as your disclosure on pages 2 and 86. In each instance, please disclose the total number of board members and tell us whether that represents a majority of the board and controlling interest. The reason(s) for your answer should be explained if not reasonably evident from the percentage of board seats to total seats.

12. You disclose in multiple instances throughout the registration statement, such as on page 2, that your non-economic voting interest in GP Holdco allows you to control the appointment of four members to the board of the GP of Cheniere Partners to oversee the operations of Cheniere Partners. Please discuss in further detail what you are intending to convey with the word "oversee" as it may give the impression of a controlling interest in the GP of Cheniere Partners. Please consider describing in more detail the degree of influence your non-economic voting interest entitles you to.

13. In the second paragraph you state Cheniere Holdings refers to Cheniere Energy Partners LP Holdings, LLC and "our wholly owned subsidiaries, . . ." Please advise us of the nature of these subsidiaries and the date(s) of formation. We note you intend to file Exhibit 21.1 by amendment.

Summary Historical and Pro Forma Financial Data of Cheniere Holdings, page 24

14. You refer to Cheniere Partners as your predecessor here and in other places throughout the registration statement, including but not limited to page F-2. Please tell us what factors you considered, and why you concluded, Cheniere Partners represents your predecessor. In your response, please tell us how you are actually succeeding to substantially all of the business of Cheniere Partners, and what impact control of Cheniere Partners has upon your ability to succeed to the business. We may have further comment.

15. Please advise us of the basis for your presentation of the summary historical financial statements of Cheniere Partners side by side with your pro forma financial statements.

Risk Factors, page 26

If we cease to control GP Holdco, we may be deemed an "investment company" . . . , page 27

16. Please tell us how you believe you will control GP Holdco after the closing of the offering.

As an "emerging growth company" under the JOBS Act, we are . . . , page 32

17. You disclose on page 32 and 87 that you intend to rely on exemptions provided in the JOBS Act. Please revise to state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Use of Proceeds, page 64

18. We note your disclosure that the net proceeds from this offering will be used to "repay intercompany indebtedness and payables and to redeem a portion of [y]our shares held by Cheniere Energy, Inc.," and that "[a]s of June 30, 2012, [you] had approximately $ million of intercompany indebtedness outstanding." Please provide further clarification regarding your use of proceeds. In this regard, we note that you have no liabilities in your Balance Sheet Statement on page F-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

19. Please revise your introductory paragraph to describe in further detail the anticipated relationship between Cheniere Holdings and Cheniere Partners subsequent to the IPO as well as the reasons for including a discussion and analysis of financial condition and results of operations of Cheniere Partners.

Cheniere Holdings, page 86

Liquidity and Capital Resources, page 86

20. You describe your capitalization within the liquidity and capital resources section on page 86 as of June 30, 2013. However, it appears that you were not formed until July 29, 2013 as disclosed on page F-12. Please revise or explain.

21. You disclose that a stock split will occur prior to the closing of the offering. When the terms of the stock split are finalized, please revise your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. If the application of this transaction to your financial statements will prevent your auditor from expressing an opinion on the financial statements at the time of filing, please file a draft report in the form that it will be expressed at effectiveness. The draft report should be accompanied by a signed preface stating that the auditor expects to be in a position to issue the report in the form presented at effectiveness. Please note that no registration statement can be declared effective until the preface is removed and the report is finalized. Refer to SAB Topic 4(c).

Results of Operations, page 87

22. We note upon completion of the offering you disclose your results of operations will consist of your equity in earnings of Cheniere Partners. Please revise your disclosure to discuss the suspended losses and how you will account for additional losses that may be incurred by Cheniere Partners before reflecting any equity in earnings of your investment.

Cheniere Partners, page 88

Liquidity and Capital Resources, page 89

Construction, page 93

23. We note the various disclosures regarding the construction of your liquefaction facilities on pages 93, 115, 116 and in other sections of your registration statement. To the extent construction progress, capacity, contractual agreements and other pertinent elements of your liquefaction facilities are material to your financial condition and results of operations, we believe you should expand on the disclosure here to centralize your related disclosures and analyses contained within other sections of your registration statement. Please revise accordingly to present in an easily understandable format, such as a tabular presentation by LNG Train or other asset that you believe best presents the information. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Sources and Uses of Cash, page 95

Proceeds from the Sale of Class B Units, page 97

24. Please tell us whether your disclosure regarding the sale of Class B Units on page 97 considers all sales of Class B units for the periods presented, such as those disclosed on page F-47.

Contractual Obligations, page 100

25. Please revise or explain why you believe it is more useful to investors to disclose estimated interest on long-term debt in a footnote to your schedule of contractual obligations as opposed to including it in the schedule itself with your anticipated cash payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Refer to Section IV.A of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 101

2012 vs. 2011, page 102

26. Please revise or tell us why you have made reference to "$53.6 million of net income in 2011" in the first sentence of page 102 when your income statement on page F-15 presents a net loss for the same amount and period.

Summary of Critical Accounting Policies and Estimates, page 102

Property, Plant and Equipment, page 105

Use of Estimates, page 106

27. We note your disclosure on page 43 regarding the historically abundant supply of natural gas in North America and recent discoveries of substantial quantities of shale natural gas, and that imported LNG has not developed into a significant energy source. Please tell us whether and how you considered the impact of this supply dynamic in performing your analysis of impairment related to property, plant and equipment. Please also tell us what consideration was given to including discussion and analysis of this trend and other industry factors considered as part of your related critical accounting policies section of MD&A. Lastly, please tell us what consideration was given to discussing the aforementioned trends within your discussion of the regasification facilities on page 90. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Business, page 108

28. We note your disclosure that "Cheniere Holdings will own a non-economic voting interest in Cheniere GP Holding Company, LLC that will allow Cheniere Holdings to control the appointment of four members to the board of directors of the general partner of Cheniere Partners to oversee the operations of Cheniere Partners." Please balance your disclosure by indicating, as you do on page 129, that "the number of directors constituting the board of directors of Cheniere Partners' general partner will be eleven."

Cheniere Partners' Competitive Strengths, page 113

29. Please balance the discussion of the "Competitive Strengths" of your business with a discussion of your principal competitive challenges and risks. Specifically, we note your disclosure regarding the liquefaction facilities and the use of "proven technology deployed in numerous LNG projects around the world." In this regard, we also note your risk factor on page 37 that "no liquefaction facilities have been constructed and placed in service in the United States in over 40 years." Refer to Securities Act Release No. 33-6900.

Index to Financial Statements

Cheniere Energy Partners LP Holdings, LLC Unaudited Pro Forma Financial Statements, page F-2

30. Please explain to us in detail and disclose the basis for your current pro forma presentation, including why you have included and then eliminated the historical financial statements of Cheniere Partners. We are unclear what this presentation is intended to communicate about the transfer of an equity interest between entities under common control.

Pro Forma Balance Sheet (Unaudited) June 30, 2013, page F-3

31. Please revise to present each material pro forma adjustment disclosed within your footnotes to the pro forma balance sheet on a gross as opposed to a net basis, including the proceeds received from the offering.

Note 1 – Basis of Presentation, page F-6

32. Please explain to us and revise your disclosure to clarify how you will effect the merger of Cheniere LNG, Inc. ("LNG Inc.") into Cheniere Holdings. To facilitate our understanding, please provide us your journal entries anticipated to be made at Cheniere Holdings. In addition, please disclose what transactions gave rise to the intercompany indebtedness and associated interest.

33. You state Cheniere Holdings will redeem its shares held by Cheniere with the remaining proceeds. Please expand your disclosure to indicate the percentage of shares that will be redeemed except for, presumably, the director voting share. Further, please clarify and disclose the total consideration to Cheniere for the LP interests.

Note 2 – Basis of Accounting, page F-6

34. Please explain in detail, absent Cheniere's ability to cause your non-economic voting interest in GP Holdco to be extinguished at any time as disclosed on page F-7, if and why you would be required to consolidate Cheniere Partners based on your planned investment. Additionally, please explain why Cheniere's ability to cause your non-economic voting interest in GP Holdco to be extinguished at any time would cause you to conclude that you could not consolidate Cheniere Partners.

35. We note your disclosure in the third paragraph on page F-7 regarding the historical negative investment in Cheniere Partners. We have the following comments:

- Please provide a table showing Cheniere's historical negative investment as it relates to the LP interests to be held by Cheniere Holding showing Cheniere's cash investment for the interests, its portion of losses allocated and distributions received through June 30, 2013.

- Please tell us and revise your disclosure to state the value at which you recorded the purchase of equity interests in Cheniere Partners from Cheniere under each of the pro forma financial statements, how that value was determined, and your accounting basis under U.S. GAAP.

36. We note you possess many characteristics associated with those of an investment company as set forth in ASC 946-10-15-6 and ASC 946-10-65. Please provide us your analysis supporting your conclusion that you will not be an investment company at the closing of the offering.

Note 4 – Pro Forma Adjustments and Assumptions, page F-7

37. We note your pro forma adjustments (H) and (L) related to estimated general and administrative expenses based on the terms of the Service Agreement that you will enter into with Cheniere. It is not clear to us that the incremental amounts you will incur, in addition to the fixed fee, as a publicly traded entity as well as the other costs for which you will reimburse Cheniere are factually supportable and objectively measurable. Refer to Rule 11-02(b)(6) of Regulation S-X. We will not object to disclosure of projected expenses in a footnote to your pro forma financial statements. Please revise as appropriate.

Cheniere Energy Partners LP Holdings, LLC Notes to Balance Sheet, page F-12

Note 4 – Business, page F-12

38. Your disclosure on pages 27 and 111, for example, states if "... Cheniere relinquishes the director voting share or ceases to own greater than 25% of your outstanding shares, we may be deemed an investment company... " You indicate Cheniere has agreed to provide services for so long as Cheniere owns greater than 25% of your outstanding shares and the director voting share. Please advise us if there is a distinction in Cheniere's ownership that must be maintained with respect to your analysis of being deemed an investment company and your agreement with Cheniere for services. If not, please revise your document to consistently describe whether Cheniere must retain both the director voting share and greater than 25% of the outstanding shares or can retain one or the other.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-15

39. We note your disclosure regarding the adjustments on pages F-19 and F-20 made to the consolidated statement of operations. Please explain to us the basis for segregating net loss between amounts attributable to Creole Trail Pipeline Business and to partners on page F-15. Additionally, please tell us why disaggregation is appropriate for the six months ended June 30, 2013 as ASC 805-50-45-2 requires presentation of the results of operations as though the transfer of net assets had occurred as of the beginning of the period.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-18

40. We note your disclosure of restricted cash on pages F-26 and F-27. Please tell us and disclose how the nature of amounts within the "[u]se of restricted cash and cash equivalents" and "[i]nvestment in restricted cash and cash equivalents" line items drove their respective presentation within the separate sections of the statements of cash flows. Additionally, if these amounts are presented net within the statements of cash flows, please clearly disclose as such and tell us how said presentation is in compliance with ASC 230-10-45-7 through ASC 230-10-45-9.

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements

41. Please explain or revise to include the segment disclosures required by ASC 280-10-50.

Note 3 – Summary of Significant Accounting Policies, page F-21

42. Please revise to include the principles followed in determining the inclusion or exclusion of subsidiaries and entities in your financial statements. Refer to ASC 235-10-50 and Rule 3A-03 of Regulation S-X.

Note 16 – Supplemental Cash Flow Information and Disclosures of Non-Cash Transactions, page F-56

43. Please tell us what consideration was given to including the impact of the Cheniere Creole Trail Pipeline, L.P. acquisition as disclosed on page F-19 within your non-cash investing and financing activities disclosure.

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-57

44. We note your disclosure of the sale of Class B units during the fiscal year ended December 31, 2012 and in May 2013, the impact of the beneficial conversion feature ("BCF"), the amortization of the BCF of the Class B units and your related disclosure on pages F-47 and F-58. Please explain to us in detail:

- your accounting for the initial sale of Class B units, including the market value assigned to each share;

- how you accounted for the recognition of the BCF, how the BCF will be recognized on an ongoing basis, and explain its impact to the non-Class B unit holder capital accounts; and

- your consideration of the increasing conversion value in determining the amount of the BCF and your accounting for the increasing conversion value of a compounded 3.5% per quarter.

Please ensure your response includes relevant U.S. GAAP citations, supporting calculations, and references amounts included in your statement of partners' and owners' capital (deficit). We may have further comment.

45. You state in the last sentence of the first paragraph of page F-58 that the impact of the BCF was included in earnings per unit for the six months ended June 30, 2013, and 2012 and the year ended December 31, 2012. Please explain in detail how you included the impact of the BCF for the periods mentioned. An example with supporting calculations for one of the periods presented and the applicable U.S. GAAP citations will assist our understanding. Additionally, we were unable to identify your presentation of the reconciliation and allocation of net income to the respective equity units for the six months ended June 30, 2012.

46. While we were able to identify a line item for the amortization of beneficial conversion feature of Class B units in the calculation of income (loss) per unit for the year ended December 31, 2012 on page F-59, we were unable to identify a similar line for the six months ended June 30, 2013 on page F-59 with amounts that agreed to the statement of partners' and owners' capital (deficit) on page F-17. Please explain.

Item 16. Exhibits and Financial Statement Schedules

47. Regarding Exhibits 10.41, 10.43, 10.44, 10.45, 10.46 and 10.47, as you do not appear to be a party to the orders granting confidential treatment secured by Cheniere Energy Partners, L.P. and Cheniere Energy, Inc., please either file a confidential treatment request pursuant to Rule 406 under the Securities Act requesting confidential treatment for the relevant provisions of these exhibits or file complete, unredacted versions of the exhibits.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792. Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director